Exhibit 99.1

BW LPG Limited - Management Share Option Plan “LTIP 2022” – Exercise of options and sale of shares by primary insiders

Singapore, 30 August 2024

With reference to the press release on 15 July 2024 for the accelerated vesting of options granted on 1 March 2022 under “LTIP 2022”, on 29 August 2024, primary insiders of BW LPG Limited (“BW LPG” or the “Company”, OSE ticker code: “BWLPG.OL”, NYSE ticker code “BWLP”) have exercised these vested options and sold shares in BW LPG in the market. More details about the accelerated vesting of options can be found at: https://www.bwlpg.com/media/press-release/bw-lpg-limited-accelerated-vesting-of-ltip-2022-options/

The exercised options were settled by the Company by transfer of treasury shares. Following the transfer, the Company will hold 7,743,557 treasury shares.

The exercise of vested options and sale of shares by the primary insiders are as set out below:

Prodyut Banerjee, Vice President and Head of Operations

Options (granted in 2022) exercised, each having a strike price of NOK 0.7457: 24,840

Total number of shares held following the option exercise: 24,840

Number of shares sold: 24,840

Average price sold at: NOK 161.1115 per share

Number of shares held following the sale: 0

Knut-Helge Knutsen, Vice President and Head of Technical

Options (granted in 2022) exercised, each having a strike price of NOK 0.7457: 24,840

Total number of shares held following the option exercise: 24,840

Iver Baatvik, Vice President and Head of Corporate Development

Options (granted in 2022) exercised, each having a strike price of NOK 0.7457: 24,840

Total number of shares held following the option exercise: 24,840

Please refer to the attached for further details.

For further information, please contact:

Samantha Xu
Chief Financial Officer
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating Very Large Gas Carriers (VLGC) with a total carrying capacity of over 3 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and a growing presence in LPG terminal infrastructure and distribution, BW LPG offers an integrated, flexible, and reliable service to customers along the LPG value chain. More information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 490 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, biofuels and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act and article 19 of the EU Market Abuse Regulation.

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Prodyut Banerjee
2	Reason for the notification
a)	Position/status	Vice President and Head of Operations
b)	Initial notification/Amendment	Initial notification
3	Details of issuer
a)	Name	BW LPG Ltd
b)	LEI	5493006WBEME88YFDW23
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Options relating to shares in BW LPG Ltd (ISIN SGXZ69436764)
b)	Nature of the transaction	Exercise of options relating to shares in BW LPG Ltd (ISIN SGXZ69436764)

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 0.7457	24,840

d)	Aggregated information — Aggregated volume — Price	Exercise of 24,840 options for a total of NOK 18,523.
e)	Date of the transaction	2024-08-29
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Knut-Helge Knutsen
2	Reason for the notification
a)	Position/status	Vice President and Head of Technical
b)	Initial notification/Amendment	Initial notification
3	Details of issuer
a)	Name	BW LPG Ltd
b)	LEI	5493006WBEME88YFDW23
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Options relating to shares in BW LPG Ltd (ISIN SGXZ69436764)
b)	Nature of the transaction	Exercise of options relating to shares in BW LPG Ltd (ISIN SGXZ69436764)

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 0.7457	24,840

d)	Aggregated information — Aggregated volume — Price	Exercise of 24,840 options for a total of NOK 18,523.
e)	Date of the transaction	2024-08-29
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Iver Baatvik
2	Reason for the notification
a)	Position/status	Vice President and Head of Corporate Development
b)	Initial notification/Amendment	Initial notification
3	Details of issuer
a)	Name	BW LPG Ltd
b)	LEI	5493006WBEME88YFDW23
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Options relating to shares in BW LPG Ltd (ISIN SGXZ69436764)
b)	Nature of the transaction	Exercise of options relating to shares in BW LPG Ltd (ISIN SGXZ69436764)

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 0.7457	24,840

d)	Aggregated information — Aggregated volume — Price	Exercise of 24,840 options for a total of NOK 18,523.
e)	Date of the transaction	2024-08-29
f)	Place of the transaction	Outside a trading venue

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Prodyut Banerjee
2	Reason for the notification
a)	Position/status	Vice President and Head of Operations
b)	Initial notification/Amendment	Initial notification
3	Details of issuer
a)	Name	BW LPG Ltd
b)	LEI	5493006WBEME88YFDW23
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Shares in BW LPG Ltd (ISIN SGXZ69436764)
b)	Nature of the transaction	Sale of shares in BW LPG Ltd (ISIN SGXZ69436764)

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 161.1115	24,840

d)	Aggregated information — Aggregated volume — Price	Sale of 24,840 shares for a total of NOK4,002,010.
e)	Date of the transaction	2024-08-29
f)	Place of the transaction	Oslo Stock Exchange, MIC: XOSL

Appendix

Prodyut Banerjee
Sale of shares in BW LPG Ltd (ISIN SGXZ69436764) on 29 August 2024
Price	Volume	Amount	Price	Volume	Amount
159.9000	53	8,528	161.0000	2,040	328,494
159.9500	5	853	161.0500	240	38,706
160.0000	185	29,653	161.1000	6,814	1,097,735
160.0500	165	26,462	161.1500	16	2,578
160.1000	150	24,068	161.2000	1,338	215,632
160.1500	348	55,786	161.2200	24	3,923
160.2000	322	51,638	161.2500	223	35,905
160.3000	183	29,335	161.3000	902	145,546
160.4000	60	9,571	161.3500	489	78,846
160.5000	286	45,957	161.4000	1,211	195,455
160.5500	87	13,914	161.4500	496	80,133
160.6000	225	36,189	161.5000	903	145,781
160.6500	102	16,333	161.5500	362	58,481
160.7000	402	64,548	161.6000	892	144,093
160.7500	106	16,986	161.6500	183	29,636
160.7800	58	9,272	161.7000	908	146,770
160.8000	1,310	210,594	161.7500	166	26,797
160.8500	166	26,755	161.8000	259	41,906
160.8800	87	13,997	161.8500	35	5,665
160.9000	1,503	241,886	161.9000	497	80,410
160.9500	966	155,531	162.0000	72	11,664
			161.1115	24,840	4,002,010